Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Capstone Turbine Corporation:

We consent to the use of our reports dated June 15, 2015  with respect to the consolidated balance sheets of Capstone Turbine Corporation as of March 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2015, and the effectiveness of internal control over financial reporting as of March 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Los Angeles, California
June 16, 2015